ENERGY FUELS ANNOUNCES TWO ADDITIONS TO LEADERSHIP TEAM

February 12, 2015

  Mr. Joo-Soo Park has been added to Energy Fuels’ Board of Directors, as the representative of Korea Electric Power Corporation (“KEPCO”)

  Mr. Curtis H. Moore has been promoted to Energy Fuels’ executive management team as Vice President of Marketing and Corporate Development

Lakewood, Colorado – Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels” or the “Company”), one of the leading producers of uranium in the United States, is pleased to announce two additions to the Company’s leadership team.

Mr. Joo-Soo Park was appointed to Energy Fuels’ Board of Directors (the “Board”) on January 28, 2015 to serve as the representative of Korea Electric Power Corporation (NYSE: KEP) (“KEPCO”). Mr. Park is currently the Team Leader and General Manager for the Project Management Team in KEPCO’s Overseas Resources Project Department, having served in this position since 2012. Mr. Park has been with KEPCO for 25 years holding increasingly senior positions, including as the head of the Korea Electric Power Research Institute and a Senior Manager in the construction division for the Kum-ho nuclear power plant. He holds a Masters of Business Administration degree from the Helsinki School of Economics in Helsinki, Finland and a Business Administration degree from Chungnam National University in Daejeon, South Korea. Mr. Park was appointed as a director of the Company to fill the vacancy created by the resignation of Mr. Tae Hwan Kim on January 6, 2015. Mr. Kim served as a director of the Company from January 2014 to January 2015, and has recently been assigned to other duties at KEPCO.

Stephen P. Antony, Energy Fuels’ President and CEO stated: “We are pleased that KEPCO continues to be closely involved with Energy Fuels, and we look forward to maintaining our strong bonds with South Korea’s electric power company in the years to come. On a personal level, the Board and I thank Mr. Kim for his contributions as a director of the Company, and we look forward to working collaboratively with Mr. Park, as we guide Energy Fuels through these exciting times in the U.S. uranium industry, including our pending acquisition of Uranerz Energy Corporation (NYSE MKT: URZ; TSX: URZ). Energy Fuels is clearly emerging as the dominant uranium mining company in the United States, and we appreciate Mr. Park’s willingness serve as an active director of the Company.”

In addition, Mr. Curtis H. Moore has been promoted to Vice President of Marketing and Corporate Development of Energy Fuels Holdings Corp. and Energy Fuels Resources (USA) Inc., which are the Company’s holding and operating subsidiaries in the U.S. Mr. Moore is a licensed attorney and has been with the Company, both as a consultant and on a full-time basis, for over seven years. In his new position, Mr. Moore will lead the Company’s uranium sales and marketing department, pursue ongoing corporate development activities, and continue to take an active role in investor relations. Mr. Moore holds a Juris Doctor degree and Masters of Business Administration degree from the University of Colorado at Boulder and a degree in economics and government from Claremont McKenna College in Claremont, California.

Stephen P. Antony, Energy Fuels’ President and CEO commented: “I am very pleased to appoint Mr. Moore as Energy Fuels’ Vice President of Marketing and Corporate Development. His energy, intelligence, and work ethic have made Mr. Moore an invaluable member of our management team. We are delighted to apply Mr. Moore’s talents to his expanded roles, as Energy Fuels continues to grow in the U.S. uranium space.”

About Energy Fuels Inc.

Energy Fuels Inc. is currently America's largest conventional uranium producer, which is expected to supply approximately 20% of the uranium produced in the U.S. in 2014. Energy Fuels operates the White Mesa mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has an annual licensed capacity of over 8 million pounds of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. Energy Fuels’ common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to Mr. Park’s and Mr. Moore’s current and future roles with the Company, the Company’s future relationship with Korea Electric Power Corporation, the Company’s future uranium production and growth, the pending acquisition of Uranerz Energy Corp. and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: Mr. Park’s and Mr. Moore’s current and future roles with the Company, the Company’s future relationship with Korea Electric Power Corporation, the Company’s future uranium production and growth; the pending acquisition of Uranerz Energy Corp.; uranium markets; future production scalability; the volatility of the international marketplace; future uranium prices; the ability to raise capital to fund project development; the ability to complete future acquisitions and other risk factors as described in Energy Fuels’ most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com